AMARANTUS BIOSCIENCE HOLDINGS, INC.

January 9, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Amarantus Bioscience Holdings, Inc.
Request for Withdrawal of Offering Statement on Form 1-A
Submitted January 9, 2020
File No. 024-11138

Ladies and Gentlemen:

Amarantus Bioscience Holdings, Inc. (Applicant), hereby applies for the Commission’s consent to withdraw its Offering Statement dated January 9, 2020, file number 024-11138.

The Offering Statement was submitted as a new Form 1-A instead of a Form 1-A/A to a previous offering that was originally filed with the SEC on September 27, 2019. The correct Offering Statement was resubmitted under Form 1-A/A.

Applicant has not sold any securities pursuant to the Offering Statement submitted on January 9, 2020.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me or my counsel, Eilers Law Group, P.A. at (786) 273-9152.

Very truly yours,

/s/ Gerald Commissiong
Gerald Commissiong